Exhibit 99.2

LUMENIS LTD.

PROXY FOR THE 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 9, 2013
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints DAVID SHULMAN and JONATHAN NATHAN and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Lumenis Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on August 2, 2013, at the 2013 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the executive offices of the Company, 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel, on Monday, September 9, 2013 at 11.00 a.m. (Israel time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of 2013 Annual General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of 2013 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned and, if no direction is made with respect to any proposal, this Proxy will be voted FOR any and each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

LUMENIS LTD.

September 9, 2013

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” RE-ELECTION OF ALL DIRECTORS LISTED IN PROPOSALS 1 AND 2
AND “FOR” ALL OTHER PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
					FOR	AGAINST	ABSTAIN

Confirmation of No Personal Interest		1.	To re-elect Naftali (Tali) Idan as an External Director for an additional three-year term. See "Confirmation of No Personal Interest" opposite.		☐	☐	☐

With respect to Proposals 1, 3, 5, 6 and 7, by signing and returning this proxy card, you thereby confirm that you and any related party of yours is not a controlling shareholder and have no personal interest in approval of any such proposals.		2.	To re-elect the following five incumbent directors:

			i.	Harel Beit-On	☐	☐	☐

			ii.	Yoav Doppelt	☐	☐	☐
Special Directions for those with Personal Interest
If you believe that you, or a related party of yours, is a controlling shareholder or have a personal interest (as described in the Proxy Statement) in the approval of Proposals 1, 3, 5, 6 and/or 7 (other than, as regards Proposal 1, a personal interest that is not a result of relations with a controlling shareholder) and you wish to participate in the vote on such proposal or proposals, you should not fill out this proxy card but should instead contact the Corporate Secretary at +972-4-959-9356 or +972-4-959-9356 (Fax; +972-4-959-9355), who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact our Corporate Secretary on your behalf
			iii.	Eugene Davis	☐	☐	☐

			iv.	Arie Weisberg	☐	☐	☐

			v.	Shlomo Yanai	☐	☐	☐

		3.	To approve the Company's 2013 Compensation Policy. See "Confirmation of No Personal Interest" opposite.		☐	☐	☐

		4.	To approve an amendment to the Company's 2007 Share Incentive Plan.		☐	☐	☐

		5.	To approve the terms of compensation for Naftali (Tali) Idan. See "Confirmation of No Personal Interest" opposite.		☐	☐	☐

		6.	To approve an amendment to the consulting agreement relating to the services of Arie Weisberg. See "Confirmation of No Personal Interest" opposite.		☐	☐	☐

		7.	To approve the grant to Arie Weisberg of options to purchase shares of the Company. See "Confirmation of No Personal Interest" opposite.		☐	☐	☐

8.
To authorize the Company’s board of directors to effect a reverse stock split (consolidation) of the Company’s shares in such ratio as the Company’s board of directors shall determine from time to time for a period of 36 months from the date of the Meeting.
					☐	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	9.
To approve the re-appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, as the Company's independent auditors and to authorize the board of directors to fix their remuneration.
					☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.